For Period ended 06/30/02                                              Series 9
File Number 811-2429

Sub-Item 77I(b):  Terms of new or amended securities
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As of May 1,  2002,  the S&P 500 Index  Fund was  divided  into two  classes  of shares, Member Shares and Reward Shares. All previously issued shares of the S&P 500 Index Fund were designated as Member Shares on May 1, 2002. Reward Shares were not available prior to that date.

CONVERSION INTO REWARD SHARES

  * Member Shares will automatically convert into Reward Shares if you meet any of the following criteria:

    - your account balance in the fund is at least $250,000;

    - you have held shares in the Fund at least three years, your account balance in the Fund is at least $150,000, and you have registered for all available IMCO electronic document delivery through usaa.com; or

    - you have an aggregate balance of more than one million dollars held or managed by any USAA company and have at least $50,000 in the Fund.

CONVERSION INTO MEMBER SHARES

  * If you no longer meet the requirements for our Reward Shares, the Fund may reclassify your Reward Shares into Member Shares. A decline in your account balance due to redemption or exchange may result in such a conversion. Market movement alone, however, will not result in a conversion. We will notify you in writing before any mandatory conversion into Member Shares.